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EXHIBIT 12.1

QWEST COMMUNICATIONS INTERNATIONAL INC.
RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Year Ended December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001(2)
Income before income taxes, extraordinary item and cumulative effect of change in accounting principle	$2,377	$2,429	$2,419	$1,902	$126	$196	$(3,090)
Interest expense (net of amounts capitalized)	448	405	543	736	1,041	732	1,061
Interest factor on rentals (1/3)	79	91	70	92	137	110	102

Subtotal earnings	2,904	2,925	3,032	2,730	1,304	1,038	(1,927)
Add: Losses from equity method affiliates	—	—	—	—	41	16	3,116

Total earnings	$2,904	$2,925	$3,032	$2,730	$1,345	$1,054	$1,189

Gross interest expense	$479	$425	$568	$763	$1,145	$800	$1,210
Interest factor on rentals (1/3)	79	91	70	92	137	110	102

Fixed charges	$558	$516	$638	$855	$1,282	$910	$1,312

Ratio of earnings to fixed charges or (coverage deficiency)	5.20	5.67	4.75	3.19	1.05	1.16	$(123)

Note (1):
"Earnings" is computed by adding income before income taxes, extraordinary items and cumulative effect of change in accounting principle and fixed charges. Also included in earnings is the add-back of Qwest's share of losses in its equity method affiliates. "Fixed charges" consist of interest on indebtedness and the portion of rentals representative of the interest factor.

Note (2):
For the nine months ended September 30, 2001, the ratio of earnings to fixed charges was calculated as a negative ratio. As a result, disclosed above is the calculation of the coverage deficiency. For the purposes of this calculation we have included the impact of the $3.048 billion write-down of the investment on KPNQwest that occurred during the second quarter of 2001, as an add-back of Qwest's share of losses in its equity method affiliates.

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  EXHIBIT 12.1
QWEST COMMUNICATIONS INTERNATIONAL INC. RATIO OF EARNINGS TO FIXED CHARGES(1) (Dollars in millions)